January 15, 2016

VIA EDGAR

William H. Thompson, Accounting Branch Chief
Tony Watson, Staff Accountant
Donna Di Silvio, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vipshop Holdings Limited
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 24, 2015 (File No. 1-35454)

Dear Mr. Thompson, Mr. Watson and Ms. Silvio:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 14, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”).  The comments are repeated below and followed by the Company’s responses. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2014 Form 20-F.

*          *          *          *

Critical Accounting Policies

Intangible Assets, page 82

1.                                      Please disclose the method you used to determine the fair value of the various intangible assets acquired in the business combination and the significant assumptions and judgments used to determine their value. Additionally, we note your disclosure that you reassessed the future undiscounted cash flows of certain trademarks and recorded a $2.7 million impairment in 2014. Please tell us the factors that changed between initial recording of the trademarks and the reassessment that lead to the impairment.

In response to the Staff’s comments, the Company proposes to include in “Critical Accounting Policies” in future filings of the annual reports on Form 20-F the enhanced disclosure similar to the following:

The Company considered the following valuation methods and significant assumptions in evaluating certain significant intangible assets acquired in the business combination:

Trademark

The fair value of the trademark was determined using the Relief-From-Royalty Method, which is a specific application of the discounted-cash-flow method under the income approach.  It is based on the principle that ownership of intangible asset relieves the owner of the need to pay a royalty to another party in exchange for rights to use the asset.  The most significant assumptions used to determine the fair value of the trademark include a) the estimation of a fair royalty rate of 0.55% for the subject trademarks, determined with reference to the relevant licensing transaction as well as the profitability of the business; and b) a discount rate of 23% which is commensurate with the weighted average cost of capital (“WACC”) of the acquired company’s business of 22%, plus a 1% premium for the risk associated with the trademark.

Customer Relationship

The fair value of the customer relationship was determined based on the income approach method known as the excess earnings method.  The excess earnings method assumes that the value of an intangible asset equals the present value of the incremental after-tax cash flows attributable to the subject intangible asset.  The most significant assumptions used include a) an estimation of the future revenue expected from the existing customers; b) an attrition rate of 25.1% based on historical statistics of revenue generated from old customers and new customers, and an estimated useful life of customer relationships of 10 years, and c) a discount rate of 23% which is commensurate with the WACC of 22%, plus a 1% risk premium attributable to the customer relationship.

Non-compete Agreement

The fair value of the non-compete agreement was determined based on the Incremental Cash Flow Analysis Method under the income approach, which takes into consideration the cash flow increments between the scenario where the non-compete agreement is not in place and the scenario where the non-compete agreement is in place for a period of 3 years from the acquisition.  The most significant assumptions include a) without the non-compete agreement, the revenues would be reduced by 40%, 30% and 20%, respectively, in the next three years, and b) a discount rate of 22% which is consistent with the WACC of the business.

Impairment of the Trademark

The Company respectfully advises the Staff that the $2.7 million impairment of trademark recorded in 2014 represented the amount of a series of brand names purchased from an overseas third party in November 2013, which was unrelated to the acquisition of Lefeng.com.  To clarify the disclosure, the Company proposes to move such disclosure in future filings of the Form 20-F from the caption of “Intangible assets arising from business combination” to the “Domain names and trademarks” caption, as the acquisition of these brand names was accounted for as acquisition of assets not business combination.

The trademark related to these brand names was acquired with an original plan to develop these brands for sales on the Company’s marketplace platforms in China.  However, with the original owner of the brand names having gone into bankruptcy at the time of purchase, the trademark became less well known at the end of year of 2014 after one year as all overseas stores have been closed by the seller.  In 2014, after further assessing the estimated marketing costs that would be potentially required to promote these brands in China, the Company changed its business plan to suspend the execution of the sales campaigns in connection with these brands.  Several factors, including shutdown of stores overseas, strong competition in retail market, and lack of immediate marketing campaign to promote the brand names in China, further reduced the brand recognition in the marketplace and lowered projected cash flows from these brand names.  Accordingly, the Company evaluated the fair value of the assets upon these changes in circumstances, and assessed the recoverability by comparing the carrying amount of these brands with their estimated fair value.  The fair value was derived from the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition.  It was assessed that the fair value would be negligible, so the Company fully wrote off the related balances during fiscal year 2014.

Goodwill, page 83

2.                                      We note your disclosure that you performed a quantitative analysis of goodwill impairment for 2014. As such, please disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.

In response to the Staff’s comments, the Company proposes to include in “Critical Accounting Policies” in future filings of the annual reports on Form 20-F the following enhanced disclosure.

Based on the quantitative test, it was determined that the fair value of the reporting unit tested exceeded its carrying amount by 18%, and therefore, step two of the two-step goodwill impairment test was not required. We concluded that goodwill was not impaired as of December 31, 2014.

Results of Operations, page 91

3.                                      Please tell us your consideration for disclosing the reasons for the changes in other non-operating income, share of loss of affiliates, net loss attributed to non-controlling interest and the factors that lead to you recording the impairment loss of other investments. Since these amounts were not included in your results of operations in the prior year they may be necessary to understanding your results of operations. Refer to Item 303(a) of Regulation S-K.

In response to the Staff’s comments, the Company proposes to include the enhanced disclosure similar to the following in “Results of Operations” in the Company’s annual report on Form 20-F for the fiscal year of 2015, and similar disclosure will be included in future filings of the Form 20-F:

Other non-operating income.  Our non-operating income increased from nil in 2013 to US$3.3 million in 2014, mainly attributable to government subsidies received in 2014.  There was no such transactions in 2013.

Share of loss of affiliates.  Our share of loss of affiliates increased from nil in 2013 to US$10.2 million in 2014, which mainly represent our share of losses of the 23% equity interest in Ovation, and the amortization adjustment of basis difference between our investment cost and underlying equity in net assets of Ovation from the date of acquisition in February.  We did not have any investment in affiliates in 2013.

Net loss attributable to noncontrolling interests.  Our net loss attributable to noncontrolling interests increased from nil in 2013 to US$14.5 million in 2014, which mainly represents the loss attributable to 25% noncontrolling interest holders of Lefeng from the date of acquisition of Lefeng.  We did not have any noncontrolling interest in 2013.

The Company respectfully advises the Staff that impairment loss of other investment represents the write down of the Company’s investment related to a cost method investee.  The investee conducts e-commerce business in the United States, and as its operation results worsened during the year ended December 31, 2014, the Company has assessed that it should be fully written off.  Since the amount of impairment was not material, the Company concluded that there is no need for any disclosure.

B Liquidity and Capital Resources, page 96

4.                                      Please disclose:

•                  Material amounts of cash and held to maturity securities disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash and held to maturity securities held by VIEs separately from the amount of cash and held to maturity securities held by other entities.

In response to the Staff’s comments, the Company proposes to include in “Liquidity and Capital Resources” in future filings of the annual reports on Form 20-F the enhanced disclosure on cash and cash equivalents and held to maturity securities similar to below.

As of December 31, 2014 and 2015, the Company’s cash and cash equivalents and held to maturity securities (“HTM”) are held in the following currency denominations and jurisdictions in which our subsidiaries domiciled:

	As of December 31,
	2014				2015
Currency denomination	Subsidiaries PRC	Subsidiaries in HK	Subsidiary in USA	Total	Subsidiaries PRC	Subsidiaries in HK	Subsidiary in USA	Total
	US$	US$	US$	US$	US$	US$	US$	US$
RMB	895,186,528	327,453,513	—	1,222,640,041
USD	53,299,757	102,991,163	478,039	156,768,959
Others	—	65,798	—	65,798
Total	948,486,285	430,510,474	478,039	1,379,474,798

As of December 31, 2014 and 2015, the Company’s cash and cash equivalents and HTM held by VIEs and other entities within China are as follows:

	As of December 31,
	2014	2015
	$	$
HTM:
VIEs	425,780,657
Other entities in China	181,565,247
Total	607,345,904

	As of December 31,
	2014	2015
	$	$
Cash and cash equivalents:
VIEs	222,825,162
Other entities in China	118,315,219
Total	341,140,381

•                  The restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

In response to the Staff’s comments, the Company proposes to include in “Liquidity and Capital Resources” in future filings of the annual reports on Form 20-F the enhanced disclosure similar to below.

The PRC governmental authorities impose controls on the convertibility of the Renminbi (“RMB”) into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents.  But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. There is no requirement imposed on U.S. investors for them to complete registration or obtain approval from appropriate government authorities before they can receive dividend payments from our Cayman company. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Consolidated Statements of Cash Flows, page F-8

5.                                      Please tell us your basis for recording the deposit related to the acquisition of land use right as operating activities as opposed to investing activities. Refer to ASC 230.

The Company respectfully advises the Staff that the Company has accounted for the land use rights arrangement as an operating lease in accordance with ASC 840 as the arrangements pursuant to which the land is leased do not contain any provisions for the transfer of ownership or bargain-purchase-options. As such, considering the payments for land use rights as operating lease payments is consistent with the guidance provided in ASC 840-10-25-37, which states as follows:

If land is the sole item of property leased and either the transfer-of-ownership criterion in paragraph 840-10-25-1(a) or the bargain-purchase-option criterion in paragraph 840-10-25-1(b) is met, the lessee shall account for the lease as a capital lease. Otherwise, the lessee shall account for the lease as an operating lease.

Accordingly, the pre-payments for such land use rights can be considered prepaid rent. ASC 230-10-20 defines operating activities as (i.e., emphasized parts are bolded and italicized):

Operating activities include all transactions and other events that are not defined as investing or financing activities. (See paragraphs 230-10-45-12 through 45-15). Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.

The Company also performed a practice search to identify other SEC registrants that disclose the statement of cash flows presentation of land use rights and observed significant diversity in practice with certain registrants presenting such payments within operating activities and others presenting such payments within investing activities.

Given that ASC 230 does not specifically require operating lease payments or prepaid rent to be presented within investing activities or financing activities and the diversity in practice identified in the practice search, the Company believes it is acceptable to classify these payments within operating activities, consistent with its definition in ASC 230-10-20.

However, in light of change in the Company’s business strategy starting early 2015, the Company has reconsidered its historical cash flow treatment for the payment of land use rights in 2015. Specifically, due to the Company’s overall growth in recent years, the Company has adopted two significant changes to its business strategy in order to maintain competitiveness:

1.              Instead of relying on third party vendors for rental services of warehouses and logistic centers, the Company has been making significant investments to develop its self-owned logistic infrastructure for future plans to not only fulfill the Company’s own business needs, but also to provide logistic and warehouse management services and solutions to its customers. This is considered a major investment initiative of the Company to stay competitive with its key competitors in China.

2.              To accommodate the Company’s significant growth in operations workforce the Company’s Board of Directors has recently approved its decision to invest in two pieces of land in the Guangzhou Pazhou e-business zone. This decision will require significant investment in land use rights in 2015 and 2016.

The purpose of purchasing land use rights is to construct buildings or other real property on the land subject to the land use rights arrangement. The payments to construct the real property are classified as investing activities in accordance with ASC 230-10-45-13(c). Therefore, the Company believes that, in substance, the land use rights payments could be viewed as akin to payments to acquire productive assets. ASC 230-10-20 defines investing activities as (i.e., emphasized parts are bolded and italicized):

Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory). Investing activities exclude acquiring and disposing of certain loans or other debt or equity instruments that are acquired specifically for resale, as discussed in paragraphs 230-10-45-12 and 230-10-45-21.

Further, ASC 230-10-45-13 states in part, the following (i.e., emphasized parts are bolded and italicized):

All of the following are cash outflows for investing activities:

a.              […]

b.              […]

c.               Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets, including interest capitalized as part of the cost of those assets. Generally, only advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets are investing cash outflows….

Furthermore, the land use rights are classified as a noncurrent asset under the caption “Prepaid land use rights.”  As such, the prepaid land use rights are subject to the same impairment and derecognition accounting requirements as property, plant, and equipment in accordance with ASC 360-10, Property, Plant, and Equipment — Overall (“ASC 360”).  Specifically, ASC 360-10-15-4 states (emphasis added):

The guidance in the Impairment or Disposal of Long-Lived Assets Subsections applies to the following transactions and activities:

a.              Except as indicated in (b) and the following paragraph, all of the transactions and activities related to recognized long-lived assets of an entity to be held and used or to be disposed of, including:

1.              Capital leases of lessees

2.              Long-lived assets of lessors subject to operating leases

3.              Proved oil and gas properties that are being accounted for using the successful-efforts method of accounting

4.              Long-term prepaid assets

The Company notes that neither of the criteria in ASC 360-10-15-5 or (b) of ASC 360-10-15-4 would exclude land use rights from the impairment and derecognition guidance provided in ASC 360.  As such, the Company believes that this further supports the notion that the land use rights represent an investing activity as the payments are subject to the same impairment and derecognition requirements as property, plant, and equipment.

As discussed above, the Company believes that it is acceptable to present payments for land use rights as either an operating activity or an investing activity in the statement of cash flow.  In addition, as discussed above, the Company has observed significant diversity in practice regarding the classification of payments for land use rights, with certain registrants presenting such payments within operating activities and others presenting such payments within investing activities.

Thus, the Company believes the change in cash flow presentation does not represent a change in accounting principle, as defined in ASC 250, Accounting Changes and Error Corrections. The change should be viewed as a change from one acceptable presentation under ASC 230 to another acceptable presentation under ASC 230, and accordingly, the change may be made prospectively, with reclassification of prior period amounts for consistency. Starting from the quarter ended September 30, 2015, the Company has excluded the payments for land use rights in net cash from operating activities disclosed in Form 6-K and intent to change the presentation in the statement of cash flows both prospectively and to conform the historical statement of cash flow presentation to the new presentation in filings for the year ended December 31, 2015.

6.                                      We note your line item, advances to suppliers, in your balance sheets and other trade receivables included in Note 4 on page F-30 related to your lending provided to some of your suppliers. Please tell us the nature of your lending activities to your suppliers and the difference in amounts included in the two accounts. Additionally, please tell us your basis for recording amounts in operating activities as opposed to investing activities in your statements of cash flows. Refer to ASC 230.

The Company respectfully advises the Staff that the nature of the Company’s financing activities to suppliers are as follows:

The Business Model and Legal Arrangements

The Company started to provide financing services to certain of its suppliers in late 2013.  Typically, when the Company’s inventory procurement subsidiaries (Group Buyers) enter into purchase agreements with the suppliers under which the Company would buy from the suppliers on credit, certain of those suppliers may choose to use the financing services offered by the Company to provide cash advances on the Group Buyers’ purchases, and enter into financing agreements with the financing subsidiary of the Company.  These financing agreements are legally separated from the purchase agreements.  Under the financing arrangements, the financing subsidiary will first determine the advance amounts as a percentage of the amounts owed by the Group Buyers to the suppliers at the time of the financing.  This percentage is typically determined based on the credit risks assessment of these suppliers, the Company’s historical business relationship with them, as well as the estimated outstanding trade payable amounts that the Group Buyers will ultimately owe to the respective suppliers after the end of sales events and goods returned (only applicable if suppliers grant return rights to the procurement entities).  The advances are then made to the suppliers and interests are earned during the financing periods which generally follows the payment terms of the accounts payable owed by the Group Buyers.  When the Group Buyers’ trade payables are due, the financing entity will collect the payments in full first from the Group Buyer, deduct the principals and interests earned during the period, and remit the residual balances back to the suppliers.

The Company further clarifies that, during fiscal year 2014, the financing services were only provided to Vipshop suppliers with accounts receivables owed by the Group Buyer subsidiaries as pledges. These services were expanded during fiscal year 2015 so that they were also offered to suppliers without accounts receivables as pledges at the time of the financing so long as procurements are expected to be made by the Company from the given supplier in the near term.

Accounting Methods

The Company has historically recorded the interest earned from these financing activities as other revenues on the consolidated statement of income, the Group Buyer account payables and financing receivables from suppliers are presented separately as liability and assets on the consolidated balance sheets, and lastly the principals and interest cash flows on a net basis as operating activities on the consolidated statements of cash flows.

In response to the Staff’s comments #6 and #7 and making analogy to the speech of Mr. Robert J. Comerford made during the 2004 AICPA National Conference on Current SEC and PCAOB Developments, the Company further considers the totality of the arrangements between the Group Buyers, financing subsidiary and the suppliers, and concluded that even though the financing services agreements and procurement services agreements are legally separated, these financing arrangements are in economic substance akin to advances made to suppliers on Company purchases including a negotiated discount in the form of interest.   Therefore, the economic substance of these arrangements would suggest that the amounts of interest earned on these financing activities should be recognized as a reduction of cost of goods sold, instead of other revenues, in accordance with ASC605-50 because no identified benefits can be sufficiently separable from the Company’s purchase of the suppliers’ products.

ASC605-50-45-12 states,

Cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of cost of sales when recognized in the customer’s income statement.

The Company has historically recorded such interest income as other revenues.  Based on the above, the Company’s historical treatment of such interest income as other revenues was incorrect. The amount of interest earned was $1 million, which made up 1.5% of other revenues or 0.03% of total net revenues of the Company for the year ended December 31, 2014.  The Company considered the interest amount as immaterial to the fiscal year 2014 consolidated financial statements as a whole. For purpose of the consolidated financial statements of fiscal year 2015 and prospectively, the Company would present such interest as a reduction of cost-of-good-sold.

The Company respectfully advises the Staff that advances to suppliers represent the amount prepaid to suppliers for goods purchased, and other trade receivables included in Note 4 on page F-30 represent advances to suppliers from the Company generated through the Company’s financing activities as explained above.

To align with the conclusion that the receivables generated from financing activities to suppliers are in substance advances made to suppliers, instead of a separate revenue stream, the Company further propose to reclassify the other trade receivables related to financing activities to suppliers as “Advances to suppliers” included in other receivables on the consolidated balance sheets.  The Company further analyzes that there is no legal right to offset the accounts payables (incurred by the Group Buyers) with the financing receivables (hold by the financing entity), as illustrated by the analysis below.  The amount of total receivables was $18.3 million, which constitutes 0.9% of total current assets of the Company as of December 31, 2014, and is considered immaterial for purpose of the consolidated financial statements of fiscal year 2014, taken as a whole.

Offsetting Analysis

The Company considered ASC 210 guidance below to determine if the accounts payable incurred by the procurement entities should offset the account receivables held by the financing entity:

ASC210-20-05-2 states,

The general principle that the offsetting of assets and liabilities is improper except where a right of setoff exists is usually thought of in the context of unconditional receivables from and payables to another party. That general principle also applies to conditional amounts recognized for contracts under which the amounts to be received or paid or items to be exchanged in the future depend on future interest rates, future exchange rates, future commodity prices, or other factors.

ASC210-20-45-1 states,

A right of setoff exists when all of the following conditions are met:

a. Each of two parties owes the other determinable amounts.

b. The reporting party has the right to set off the amount owed with the amount owed by the other party.

c. The reporting party intends to set off.

d. The right of setoff is enforceable at law.

Given the purchase agreements entered into between the Group Buyers and the suppliers are legally separated from the financing agreements entered into between the financing subsidiary and the suppliers, and there is no right of setoff enforceable at law, the Company considers that offsetting on the balance sheet would not be appropriate under ASC210.

The Company further considered ASC405-20 to determine if the accounts payables incurred by Group Buyers have been distinguished and can be derecognized.

ASC 405-20-40-1 states, in part,

A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.              […]

b.              The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. For purposes of applying this Subtopic, a sale and related assumption effectively accomplish a legal release if nonrecourse debt (such as certain mortgage loans) is assumed by a third party in conjunction with the sale of an asset that serves as sole collateral for that debt.

The Company determined that because the accounts payable are legally owed to suppliers, not to the finance subsidiary, the Group Buyer subsidiaries remained as the primary obligor of the payables.  Accordingly, the accounts payables incurred by the Group Buyer subsidiaries are not extinguished and cannot be derecognized.

Cash Flow Statement Analysis

Based on the above analysis, the financing services are considered discount of advance payments to the Company’s suppliers, with related income recorded as net of cost of goods sold on the consolidated statements. The Company considers it appropriate to classify the receivables generated through the financing services as operating activities under ASC 230-10-20, which defines operating activities as follows (i.e., emphasized parts are bolded and italicized):

Operating activities include all transactions and other events that are not defined as investing or financing activities. (see paragraphs 230-10-45-12 through 45-15). Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.

In addition, also in accordance with ASC320-10-45-17, which states in part:

All of the following are cash outflows for operating activities:

a.              Cash payments to acquire materials for manufacture or goods for resale, including principal payments on accounts and both short- and long-term notes payable to suppliers for those materials or goods….

b.              Cash payments to other suppliers and employees for other goods or services.

The Company further considered the guidance in ASC 230-10-45-12 and 13, and concluded that because the payments made to suppliers are in substance advances to suppliers for inventory purchases with a negotiated discount on the procurements of goods, the Company believes that presentation of these activity as operating cash inflows and outflows is appropriate.

7.                                      Regarding your lending activities to your suppliers, we note your disclosure on page 81 that you provide factoring services to some of your suppliers and you disclose in Note 4 that you keep the right of recourse. Please tell us if the supplier has surrendered control over the receivables and if you assume the risk of collection. Reference is made to ASC 860-10.

The Company respectfully refers the Staff to response to comment #6 above, where the business model of the financing activities with the Company’s suppliers is explained.  Since the Company believes that the financing activities do not involve transfers of financial assets, the Company concluded that ASC860-10 is not applicable.

The Company further clarifies to the Staff that the use of the word “factoring” on page 81 was not consistent with the definition of factoring under ASC860-10- 05-14.  The arrangements should be more accurately described as “financing activities” to suppliers. Therefore, the Company proposes to update the referenced description in future filings of the annual reports on Form 20-F as follows:

“We provide financing to some of our suppliers by advancing them cash for portions of accounts payables we owe them and receive interest over the financing periods and presented as a reduction to cost of goods sold.”

8.              Please reconcile for us the purchase of property and equipment for 2014 in the amount of $256,027,300 to the change of $301,716,262 derived from your disclosure in Note 7.

The Company respectfully advises the Staff on the reconciliation as below:

Items	Net changes (USD)
Change of “Property and equipment, cost” in Note 7	301,716,262
Increase of Deposit to acquire property and equipment	27,925,936
Increase of Property and equipment due to Lefeng acquisition	(6,596,403)
Increase of account payable related to purchase of property and equipment and others	(61,149,834)
Exchange difference	(5,868,661)
Purchases of property and equipment in the Consolidated Statement of Cash Flows	256,027,300

In response to the Staff’s comments, the Company proposes to include the following disclosure under ASC 260-10-50-4 in note to the consolidated financial statements in future filings of the annual reports on Form 20-F.

The amount of payables incurred for purchase of property and equipment as non-cash investing activities is $61,149,834 for the year ended December 31, 2014.

Note 2. Summary of Significant Accounting Policies

(b) Principles of consolidation

Risks in relation to the VIE Structure, page F-13

9.                                      Please disclose operating, investing and financing cash flows for the VIEs. Refer to ASC 810-10-50-2AA.d.

In response to the Staff’s comments, the Company proposes to include in note to the consolidated financial statements, under “Risks in relation to the VIE structure” in future filings of the Form 20-F the enhanced disclosure similar to below.

	2013	2014	2015
	$	$	$
Net cash provided by operating activities	399,803,531	157,281,917
Net cash used in investing activities	(247,147,707)	(132,769,694)
Net cash provided by financing activities	—	2,041,179

(q) Revenue recognition, page F-20

10.                               We note your disclosure that you recognize revenue on a gross basis because you have the following indicators of gross reporting:

•                  Primary obligator of the sales arrangement;

•                  You are subject to inventory risks of physical loss;

•                  You have latitude in establishing prices; and

•                  You assume credit risk on receivables from customers.

We also note your disclosure that you retain some general inventory risk despite your arrangements to return goods to some vendors within limited time periods. As such, it appears you have mitigated as opposed to unmitigated general inventory risk as referred to in ASC 605-45-45-6. We are also aware of the statements made in your Q4 2013 earnings conference call where you describe you are not the principle owner of all the inventory in your warehouse and only about 10% of the inventory has to be purchased from suppliers. Given these considerations please provide us with a detail analysis of the indicators of gross versus net revenue reporting as detailed in ASC 605-45-3-18.

The Company respectfully advises the Staff the following accounting analysis.

In accordance with ASC 605, Revenue Recognition, the Company evaluates whether it is appropriate to record the amount of product sales as revenues and related costs as cost of goods sold on a gross basis or record revenues on a net basis. When the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not necessary all of these indicators, revenues should be recorded on a gross basis. When the Company is not the primary obligor, doesn’t bear the inventory risk and doesn’t have the ability to establish the price, revenues are recorded on a net basis.

The Company mainly is engaged in two types of online sales. For online marketplace sales, the Company provides platform access for sales of third-party merchants, and charges the third-party merchants a negotiated amount or a fixed rate commission fee based on the sales amount. The Company recognizes the commission fee on a net basis as the Company is not the primary obligor to end customers, does not bear the inventory risk, and does not have the ability to establish the price or provide any related shipping/ fulfillment services when utilized by the online marketplace merchants.  The goods under this model is shipped directly from the suppliers’ warehouses to end customers, with post-sales services to be provided directly by the suppliers.  Under the terms and conditions of sales on the Company’s sales platforms (website or Apps), the Company clearly notifies the end customers that the goods under this sales model will be shipped directly from suppliers to end customers, and if there is any return from the customers, the returns should be shipped directly back to these suppliers’ warehouses or other indicated locations.  These revenues are presented as “other revenues” on the Company’s consolidated statements of income (loss) and comprehensive income (loss).

For online direct sales, the Company recognizes the revenues on a gross basis as analyzed below.

Primary Obligor in the Sales Arrangement

The Company serves as the primary obligor to the end customers, because it is responsible for delivering the products to the customers without the involvement of the suppliers.  The customers do not have a direct relationship with the suppliers. According to the terms and conditions stated in the Company’s sales platforms (website and Apps), the Company is responsible for customer claims resulting from errors in specification or defects, or other reasons, within seven days after goods are received by customers.  It is the Company’s responsibility to refund the goods, and the Company reimburses the customers’ cost of delivery for the returns by providing a RMB10 coupon, which can be used for its next purchases with the Company.  For any quality issues identified after the seventh day of receipt of goods but within the warranty periods, refund will not be provided, but the goods can be sent to the Company for repairs.   The Company will then send the products back to the respective suppliers for repairs on behalf of the end customers.

All potential customers may inquire the details of any product sold on the Company’s platforms through “instant message” which is maintained by the Company’s sales team instead of suppliers.

Accordingly, the Company is the primary obligor to the end customers, as the Company is responsible for the fulfillment, including acceptability of the products ordered, services the purchase of customers and remedies if the customers are dissatisfied.

General Inventory Risk

For all sales that the Company reports on the gross basis, the Company takes title and ownership to the products from its suppliers, and the goods are delivered to the Company’s warehouses before deliveries to end customers.

Under the purchase agreements with certain of its suppliers (approximately 89.6% of the inventory balance as of December 31, 2014), the Company is entitled to return the unsold goods to these suppliers at its discretion within a certain pre-agreed period.   For goods that are not returned within a limited period (generally 15 days after the end of each flash sales period or 40 days after the end of the final sales period for goods that are returned by end customers), they will no longer be returnable and Company is required to purchase these goods. The Company is obligated to pay the suppliers according to different payment terms agreed in the contracts.  The Company is generally required to prepay for all imported goods and payables for domestic purchases which are settled by installments, with partial payment in advance, and upon the closing of the sales event, and a final payment after a period following the end of the last sales event.  It is considered that the Company has a general inventory risk as a result of taking title and maintaining inventory, while the return provisions and payment terms by installments with some suppliers is merely a way to mitigate inventory risk within certain periods and leverage cash outflows (a customary industry practice).

With regard to the statements made in the Company’s earnings conference call, the Company would like to clarify that it takes title and ownership of all goods once they are delivered and accepted at the Company’s warehouses and, during the period when the Company holds title to these goods, they are beyond the reach of suppliers or the suppliers’ creditors, even in bankruptcy or other receivership, until title is transferred to end customers on sales or returned to certain suppliers who granted the Company return rights.  During the call the Company was referring to the fact that certain payments are made on an installment basis and that the Company has certain return rights.  The 10% referred to the approximate amount of purchases not-returnable to suppliers.

When making the assessment, the Company also considered the guidance of ASC 605-45-45-6 and ASC 605-45-55 Example 4. Similar to the case facts of Example 4, the Company takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Those return rights, based on the terms of the contract with the vendors or based on customary industry practice, include (1) a right to return defective products, and (2) a right to return unsold goods to the vendors without restrictions within a certain limited period as explained above.  Although some unsold goods can be returned to the suppliers within certain limited periods, the fact that the Company is the primary obligor to end customers, being a strong indicator of gross reporting, continue to point to gross reporting.

Under the sales arrangements with some of the Company’s suppliers (generally sports and luxury products), the Company does not have any return rights except for defective products. Approximately 10.4% of the Company’s inventory balance as of December 31, 2014 are not returnable to suppliers.

Accordingly, the Company considers that it has general inventory risk as a result of taking title and maintaining inventory, although consistent with sound business practices to the extent possible that risk is mitigated through the return provisions with some of its suppliers.  This general inventory risk is also evidenced by the large historical inventory write-down amounts, as explained in response to question #1 to the Staff’s comment letter dated December 30, 2013, and shown in the Company’s consolidated financial statements of fiscal year 2014.

Latitude in Establishing Price

The Company has two types of pricing arrangements: (1) for most of its purchases the Company sets the price at its sole discretion; and (2) the Company and the supplier jointly set the prices.

Under the first type of  contractual arrangements with the suppliers, the Company has complete latitudes in setting the selling prices on its sales platforms to end customers, which is a strong indicator pointing to gross reporting.

Under the second type of contractual arrangements, the Company and its suppliers jointly set the selling prices.  This type of contractually arrangements is generally demanded by suppliers of popular brands to align their corporate pricing strategies and protect their brand image.  After the Company delivers purchase orders to these suppliers, the suppliers will provide a list of available products together with the cost and the retail prices at shopping malls.  The Company will then perform market search to check the current retail prices. Afterwards, the Company will, based on information gathered, propose to the supplier a selling price that is typically lower than selling prices quoted on other websites to be more competitive.  The selling price is essentially determined through negotiations with the suppliers.  Substantially, the Company has latitude in establishing prices within some economic constraints. In addition, the Company offers the customers discounts coupon and customers loyalty program, through which the Company can further manage the selling price indirectly even under this second type of pricing arrangements.

Credit Risk

The Company’s customers can make payments by credit cards, through various online payment platforms or by cash when goods are delivered (geographical coverage limits apply to the cash-against-delivery method).

The Company is responsible for the collection of sale price from the customers.  Although most of the credit risks may be mitigated by the Company’s selected cooperation with credit-worthy credit card companies and third-party payment platforms, the Company remains exposed to risks of bad debts.  The main collection risks for the Company are from sales in which end customers choose the cash-against-delivery method of payment. The suppliers has no collection risks from sales to end customers, because the Company is required to pay the suppliers regardless of collectability of sales price from the customers.  Accordingly, this factor also supports gross presentation.

Discretion in Supplier Selection

The Company has full discretion over which suppliers and related products to be sold through its website to end customers, and this factor also supports gross reporting.

Physical Inventory Risk

The Company bears physical inventory risks from the point when title, risk and rewards of goods are transferred to the Company, until goods are delivered to end customers.

Changes the Product or Performs Part of the Service/ Determination of Product or Service Specifications

The Company does not change the products and is not involved in the determination of products specifications, because the Company is in the retail business selling merchandises on its platforms, without any need for specifications.  The Company provides fulfillments services including packaging and logistic services to the end customers.

In conclusion, a number of strong indicators point toward gross reporting, including the Company is the primary obligor because the Company is responsible for fulfilment of the goods sold and customer remedies in the event of dissatisfaction; retains certain level of general inventory risk as illustrated in the historical inventory write down amounts on the Company’s consolidated financial statements; has latitudes in pricing; has full discretion in suppliers selection; has physical inventory risks and retains mitigated credit risk.  Therefore, the Company concludes that reporting revenue from online direct product sales on a gross basis is appropriate.

Note 3. Significant acquisition and equity transactions, page F-28

11.                               Please tell us the amount of revenue and earnings or losses of Lefeng.com since the acquisition date included in the consolidated statements of income. Additionally, tell us how you concluded that the disclosures in ASC 805-10-50-2h were not considered material.

The Company respectfully advises the Staff that Lefeng.com recognized US$119.6 million total net revenues and US$32.8 million net losses (excluding the amortization of intangible assets recorded at fair value on acquisition date at the holding company level) in the year ended December 31, 2014 since the acquisition date. Lefeng.com’s total net revenues and net losses was appropriately 3.2% and 26.7% (determined on an absolute basis) of consolidated total net revenues and total net income respectively.

The Company considered the SEC Staff Accounting Bulletin Topic 1.M. - Materiality in its assessment of whether the disclosure was not material.  The Bulletin states, in part,

A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, Qualitative Characteristics of Accounting Information, the FASB stated the essence of the concept of materiality as follows:  The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

The Company considered that the revenue of Lefeng.com was not significant to the Company because it was only 3.2% of consolidated total net revenues.  In regard to earnings, even though it is at 26.7% determined on an absolute basis, since Lefeng.com has been consolidated into the Company from the acquisition date in February 2014, more than 9 months of the operation results had already been consolidated into the consolidated financial statements of fiscal year 2014 of the Company.  As the Company does not have other significant non-controlling interest except for Lefeng.com, the post-acquisition income of Lefeng.com can be easily derived by the investors from the “Net loss attributable to non-controlling interests” amount on the Company’s consolidated statement of income (loss) and comprehensive income (loss).

The Company further analyzed the qualitative aspect on the omission of these disclosure based on Accounting Bulletin Topic 1.M.:

•                  The omission is disclosure in nature and does not make a change in earnings or other trends, does not change a loss into income or vice versa, has no impact on management’s compensation.

•                  As the net loss attributable to non-controlling interest is already disclosed on the Company’s statement of income (loss), the omission of disclosure does not affect analysis’ expectations for the enterprise.

•                  The disclosure omission does not affect the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements.

•                  The omission does not conceal any unlawful transaction.

After the consideration of the quantitative and qualitative factors, the Company considers that the omission of the disclosure of revenue and post-acquisition earnings presentation would not make a material difference to the decision making of the users of the financial statements.

However, in response to the Staff’s comments, the Company proposes to include in note to the consolidated financial statements in future fillings of the Form 20-F, the disclosure similar to below:

The amounts of revenue and net losses of Lefeng.com from the acquisition date to December 31, 2014 included in the Company’s consolidated statement of income (loss) and comprehensive income (loss) are US$119.6 million and US$ 32.8 million respectively.

The Company acquired the 75% equity interest in Lefeng.com from its parent company, Ovation Entertainment Limited (“Ovation”), and before this acquisition, Lefeng had been a wholly-owned subsidiary of Ovation. To facilitate the acquisition, Ovation restructured its online platform business conducted through Lefeng.com by transferring certain assets and liabilities, including domain names, trademarks, copyrights and employees that form part of the online platform business, to Lefeng.com.  Accordingly, to determine the pro forma revenues and earnings of the combined entity, as though the acquisition date occurred as of the beginning of the annual reporting period, the Company would need to make certain assumptions and estimates on the pre-acquisition financial information under the “carved-out” basis, so it is impractical to provide such pro forma figures to users.  In future filings, the Company will disclose that it is impracticable for the Company to determine and disclose the amount of pro forma revenue and earnings related to the acquisition of Lefeng.com.

12.                               Please provide us with your significance test pursuant to the conditions specified in Rule 210.1-02(w) of Regulation S-X related to your acquisitions of 75% equity of Legeng.com and 23% equity interest of Ovation. Refer to Rules 3-05 and 3-09 of Regulation S-X.

The Company considered Lefeng.com and Ovation as “related businesses” that must be treated as a single business acquisition for the purpose of Rule 3-05 significance test under the SEC Financial Reporting Manual paragraph 2015.12.

As explained in above response to question #11, Ovation has restructured its online platform business conducted through Lefeng.com, by transferring certain assets and liabilities to Lefeng.com before the acquisition.  The Company has assessed the significance of Lefeng.com and Ovation acquisitions together for the purpose of the Rule 3-05 significance tests and determined the significance as 20.6% for the income test, 3.5% for the asset test and 17.6% for the investment test. As none of the tests exceeded 50%, the Company relied on the 75 days rule in FRM2040.1 to determine that financial statements for Lefeng and Ovation were not required to be included in the Form F-3, which was filed and became effective immediately upon filing on March 10, 2014 (within the 75 days of acquisition days of Lefeng.com on February 14, 2015 and Ovation on February 21, 2015).

(I) Asset Test	Amount
Assets of Lefeng.com (a)	$47,400,104
% of interest held by the Company (b)	75%
The Company’s share of assets of Lefeng.com (c)=(a)*(b)	$35,550,078
Assets of Ovation (d)	$10,098,958
% of interest held by the Company (e)	23%
The Company’s share of assets of Lefeng.com (f)=(d)*(e)	$2,322,760
Share of Lefeng.com Assets (g)=(c)+(f)	$37,827,838
Consolidated Assets of the Company as of December 31, 2013 (h)	$1,072,059,941
Calculated Significance (i)=(g)/(h)	3.5%

(II) Investment Test	Amount
Investments in and Advances to Lefeng.com (1)	$132,500,000
Investments in and Advances to Ovation (2)	$55,776,955
Investments in and Advances to Acquirees (3)=(1)+(2)	$188,276,955
Consolidated Assets of the Company as of December 31, 2013 (4)	$1,072,059,941
Calculated Significance (5)=(3)/(4)	17.6%

(III) Income Test	Amount
Consolidated loss before tax of Lefeng.com (A)	$19,321,502
% of interest held by the Company (B)	75%
The Company’s share of loss before tax of Lefeng.com (C)=(A)*(B)	$14,491,126
Consolidated loss before tax of Ovation (D)	$354,559
% of interest held by the Company (E)	23%
The Company’s share of loss before tax of Ovation (F)=(D)*(E)	$81,549
Consolidated loss before tax of companies acquired or to be acquired (G)=(C)+(F)	$14,572,675
Consolidated income before income taxes of the Company for the year ended December 31, 2013 (H)	$70,849,654
Calculated Significance (I)=(G)/(H)	20.6%

The Company respectfully provides the Staff with the following Rule 3-09 of Regulation S-X significant tests on the acquisition of 23% equity interest of Ovation:

The Company conducted the investment test and income test as of December 31, 2014, the calculated significance was 1.6% and 6.4% respectively. The acquisition of 23% equity interest of Ovation is not deemed a significant affiliate under Rule 3-09.

(I) Investment Test	Amount
Investments in and advances to Acquiree (a)	$45,005,933
Consolidated Assets (b)	$2,732,011,949
Calculated Significance (c)=(a)/(b)	1.6%

(II) Income Test	Amount
Net loss of Ovation (a)	$44,007,947
% of interest held by the Company (b)	23.0%
The Company’s equity in the net loss of Ovation (c)=(a)*(b)	$10,121,828
The Company’s equity in income tax of Ovation (d)	$1,961,899
The registrant’s equity in the loss from continuing operations of tested subsidiary (before income taxes, extraordinary items, and cumulative effect of accounting change). (e)=(c)+(d)	$12,083,727

Consolidated income from continuing operations of parent and subsidiaries consolidated (f)	$172,999,829
Net loss before income tax attributable to noncontrolling interests (g)	$16,664,384
Consolidated income from continuing operations of parent and subsidiaries consolidated (before income taxes, extraordinary items, and cumulative effect of accounting change). Amount includes pretax equity income and dividends of unconsolidated subsidiaries and 50%-or-less-owned companies whose operations are continuing. (h)=(f)+(g)	$189,664,213
Calculated Significance (i)=(e) /(h)	6.4%

Note 6. Held-to-maturity Securities, page F-31

13.                               Please provide us with a reconciliation of the amounts stated in the footnote and the amounts presented in your statement of cash flows to arrive at the ending balances for the years presented.

In response to the Staff’s comment, the Company prepared the requested reconciliation as follows:

Beginning	385,841,626
Add: Interest income	19,278,368
Purchase of held-to-maturity securities	1,018,196,176
Less: Proceed from redemption of held-to-maturity securities upon maturities	(809,201,909)
Effect of exchange rate changes	(6,768,357)
Ending	607,345,904

14.                               Please tell us the nature of the debt securities held and your consideration of disclosing your debt securities in greater detail. Refer to ASC 320-10-50-1B.

The Company respectfully advises the Staff that it invests in debt securities which have fixed maturity dates and pay a target return on the amount invested. All the securities are 100% principal-protected and issued by the financial institutions with high credit ratings in China.

In response to the Staff’s comments, the Company proposes to include in note to the consolidated financial statements in future filings of the annual reports on Form 20-F the following enhanced disclosure under ASC320-10-50-1B:

The held-to-maturity securities all consist of wealth management products purchased from third-party financial institutions with high credit ratings in China.  These debt securities have fixed maturity dates and pay a target return on the amount invested.  In addition, the principals of these securities are fully guaranteed and early redemption is not allowed.

Note 19 Earnings (loss) Per Share, page F-41

15.                               Please disclose how earnings (losses) are allocated to the class A and class B shares in the numerators of your calculations. Additionally, please tell why your basic and diluted earnings per share calculations for the class B shares are different for 2013 and 2014 even though the weighted average shares used in the denominators are the same amounts.

The Company respectfully advises the Staff that the Class A and Class B ordinary shares have equal economic rights or obligations to share the earnings or losses of the Company.  Therefore, earnings (losses) are allocated to Class A and Class B shares evenly, with the same allocation per share as if there was only one class of ordinary shares.  Additionally, as described in more detail below, Class A and Class B ordinary shares are subject to the same potential earnings dilution effect from the employee stock options, non-vested ordinary shares and convertible senior notes, so in effect represent a single class of share for both basic and dilutive EPS purposes.

In response to the Staff’s comments, the Company proposes to include in note to the consolidated financial statements in future filings of the annual reports on Form 20-F the following enhanced disclosure:

As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings (loss) are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

The 2013 and 2014 diluted earnings per share are calculated based on the following consistent method for both years:

	2013	2014
(A) Net income attributable to Vipshop Holdings Limited shareholders	52,299,863	137,259,907
Diluted Class A ordinary shares	98,984,815	103,717,226
Diluted Class B ordinary shares	16,510,358	16,510,358
(B) Total diluted ordinary shares	115,495,173	120,227,584
(A / B) Diluted net earnings per share	0.45	1.14

The Company respectfully advises the Staff that the results of the basic and diluted earnings per share are different although the number of Class B shares are the same, because Class A and Class B ordinary shares are subject to the same potential earnings dilution effect as explained above.  Accordingly, the Class B diluted earnings per share changes because the diluted Class A ordinary shares have changed between 2013 and 2014 (as illustrated in the table above).  The reason behind identical denominators for the calculation of Class B basic and diluted shares for both years was that, while Class B ordinary shares are subject to the same potential earnings dilution effect from the employee stock options, non-vested ordinary shares and convertible senior notes, these dilutive instruments are not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.  The Company presented all the incremental weighted average number of ordinary shares dilution impact within diluted Class A ordinary shares, because these dilutive instruments will only be converted into Class A ordinary shares.

Note 20. Commitments and contingencies, page F-42

Operating Leases Agreements

16.                               Please revise to clarify if your disclosure here also includes the logistics centers and warehouse space disclosed on page 73. Further, we note you disclose on page 73 that you believe your existing facilities are sufficient for your near term needs; however, you disclose capital expenditures of $256 million in 2014 largely due to construction and expansion of warehouses and other logistic infrastructure with additional capital expenditures to be made in 2015 and 2016 which we assume are leasehold improvements. If our understanding is not correct, please explain. In this regard, please include within your general description of your leasing arrangements the existence and terms of any renewal options given the significant capital expenditures and your leases expiring at various dates through December 2020. If your leases do not provide for renewal, please tell us if you have any obligations to remove the facilities constructed. Refer to ASC 840-10-50-2.

The Company respectfully advises the Staff that the operating lease agreements disclosed on page F-42 includes the leased logistics centers and warehouse space disclosed on page 73.  In response to the Staff’s comments, the Company proposes to include this clarification, and the following enhance disclosure under ASC840-10-50-2 in note to the consolidated financial statements in future filings of the annual reports on Form 20-F.

Some of these lease agreements include terms of renewal ranging from one to eight years upon expiry of their respective original lease terms, without purchase options or escalation clause.  If these lease agreements are not renewed, the Company is obligated to remove the facilities constructed under certain of its warehouse space lease contracts, although the Company expects such related removal costs to be not significant.

The Company considers that existing facilities are sufficient for near term needs, and when the Company is reviewing the sufficiency of facilities, the term being considered typically spans no more than two years. The Company’s capital expenditure plans to further expand its fulfillment capabilities as detailed in Item 5. Operating and Financial Review and Prospects are mainly for the construction of the Company’s own warehouses and infrastructure to meet the long-term needs of its business expansion. The Company does not expect that it will incur significant capital expenditure in connection with leasehold improvements.

*                                         *                                         *

The Company hereby acknowledges that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F, please contact the undersigned at 86 (020) 2233 0032 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4863.

Very truly yours,

/s/ Donghao Yang
Chief Financial Officer
Vipshop Holdings Limited

cc:                                Eric Ya Shen, Chief Executive Officer, Vipshop Holdings Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Allen Lau, Deloitte Touche Tohmatsu